Gabelli NextShares Trust

One Corporate Center

Rye, New York 10580-1422

September 26, 2016

VIA EDGAR

Ms. Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli NextShares Trust

File Numbers: 333-211881; 811-23160

Dear Ms. Skeens:

In connection with your review of the Registration Statement on Form N-1A of Gabelli NextShares Trust (the “Registrant”) that was filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016 (SEC Accession No. 0001133228-16-010130), the Registrant acknowledges that:

1.       In connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are solely responsible for the content of such disclosure;

2.       The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.       The Registrant represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

If you should have any questions, please feel free to contact the undersigned at 914.921.8371.

Sincerely,

/s/ Agnes Mullady

Agnes Mullady

President